September 24,
2018

Ryan Perfit
Chief Financial Officer
Fluent, Inc.
33 Whitehall Street, 15th Floor
New York, NY 10004

       Re: Fluent, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 14, 2018
           Form 10-Q for the Fiscal Quarter Ended June 30, 2018
           Filed August 8, 2018
           File No. 001-37893

Dear Mr. Perfit:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Summary of significant accounting policies
(h) Goodwill, page F-14

1.     We note goodwill represents a substantial element of your Balance Sheet.
You
       disclose that the results of your impairment testing indicated the fair value of your reporting units exceeded their carrying amount. We note that your Information Services reporting unit has historically incurred substantial losses from operations. Please modify your disclosure to state, if true, that the results of your impairment testing indicate the fair values of each reporting unit substantially exceed their carrying values. Otherwise, please disclose (either here or within Critical Accounting Policies in MD&A) the amount or
 Ryan Perfit
Fluent, Inc.
September 24, 2018
Page 2
         percentage by which each reporting unit's fair value exceeds its carrying value.
Form 10-Q for the Fiscal Quarter Ended June 30, 2018

Summary of significant accounting policies
(c) Revenue recognition, page 7

2. You disclose on page 8 that you have a right to payment from customers in an amount that corresponds directly with the value of the performance completed to date. We note that a significant portion of your accounts receivable as of June 30, 2018 and December 31,
         2017 consists of unbilled revenue. Please expand your revenue policy to describe the circumstances that result in delays between revenue recognition and the issuance of customer invoices. Please tell us the extent to which your unbilled revenue balances as of
         June 30, 2018 have been subsequently invoiced and how long it took to issue those invoices.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Staff Accountant, at (202) 551-337or Lisa Haynes
Etheredge, Staff Accountant, at (202) 551-3424 with any questions.



FirstName LastNameRyan Perfit                                  Sincerely,
Comapany NameFluent, Inc.
                                                               Division of
Corporation Finance
September 24, 2018 Page 2                                      Office of
Telecommunications
FirstName LastName